

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

May 13, 2010

Ms. Qinghua Hu
Chief Executive Officer
Niusule Biotech Corp.
2533 North Carson Street
Carson City, NV 89706-0242

>   **Re: Niusule Biotech Corp.**
>   **Form 8-K/A**
>   **Filed May 12, 2010**
>   **File No. 333-152398**

Dear Ms. Qinghua Hu:

We have reviewed the amended Form 8-K filed May 12, 2010 and the related letter from your former accountant filed as Exhibit 16.

In connection with a change in accountants, Item 304(a)(3) of Regulation S-K requires you to obtain and file a letter from the former accountant addressed to the Commission stating whether it agrees with the statements made by you in response to Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree. The letter from your former accountant included in your amended Form 8-K does not include the necessary statement(s) and therefore does not meet the requirements of Item 304(a)(3) of Regulation S-K.

Obtain, and amend your filing to include, a letter from your former accountant meeting the requirements of Item 304(a)(3) of Regulation S-K as soon as possible.

If you have not responded to this letter within 5 business days we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve the outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence on our website at the following address: http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/

press/2005-72.htm. Please contact Karl Hiller, Branch Chief, at (202) 551-3686 or me, at (202) 551-3489, if you have questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant